Exhibit 21.1
SUBSIDIARIES OF DIGITALOCEAN HOLDINGS, INC.

Name	Jurisdiction
DigitalOcean, LLC	United States
DigitalOcean EU B.V.	Netherlands
DigitalOcean EU B.V. (German Branch)	Germany
DigitalOcean EU B.V. (French Branch)	France
Digital Ocean Canada, Inc.	Canada
Droplet Offshore Services Private Limited	India
DigitalOcean Droplet Limited	United Kingdom
DigitalOcean Australia Pty. Ltd.	Australia
ServerStack, Inc.	United States
DigitalOcean, LLC (German Branch)	Germany
Digital Ocean LLC UK PE (UK Branch)	United Kingdom
DigitalOcean, LLC (Canadian Branch)	Canada
DigitalOcean, LLC (Dutch Branch)	Netherlands
Cloudways Limited	Malta
Cloudways Platform (Private) Limited	Pakistan
Cloudways FZ-LLC	United Arab Emirates
Paperspace Co.	United States
Paperspace Co. (Dutch Branch)	Netherlands
Digital Droplet Mexico S.A. de C.V.	Mexico